                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1998


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN




                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the United Technologies Corporation
  Defined Contribution Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan at December 31, 1998 and 1997 and the changes in net assets available for benefits for the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 1999

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                             Statement of Net Assets Available for Benefits With Fund Information
                                                       December 31, 1998

                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $2,873,898  $          -  $           -  $    3,244  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -          17,390            -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -          3,384           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -         12,698           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -       2,644          -           -
      Daily International Equity Index Fund            -           -             -              -       3,211          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -    422,428           -
   Shares of respective registered
     investment companies                              -           -             -              -           -          -       9,088

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value              4,941,655           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -      2,106           -
               Total Investments               4,941,655   2,873,898        17,390         16,082       9,099    424,534       9,088

  Plan receivables                                 3,865           -             -              -           -      4,742           -
               Total Assets                    4,945,520   2,873,898        17,390         16,082       9,099    429,276       9,088

Liabilities:
  Accrued expenses                                     -           -             -              -           -      1,082           -
               Total Liabilities                       -           -             -              -           -      1,082           -

Net Assets Available for Benefits             $4,945,520  $2,873,898  $     17,390  $      16,082  $    9,099  $ 428,194  $    9,088

Units of participation                            73,902     106,205         1,458          1,268       3,170     23,501         290

Unit value                                    $    66.92  $    27.06  $      11.93  $       12.68  $     2.87  $   18.22  $    31.36

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                      Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                       December 31, 1998

                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund        Fund    Fund, Inc.


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
     Daily International Equity Index Fund             -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                        144,462      17,949        88,924         13,376      59,821     27,968      11,297

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                 144,462      17,949        88,924         13,376      59,821     27,968      11,297

  Plan receivables                                     -           -             -              -           -          -           -
               Total Assets                      144,462      17,949        88,924         13,376      59,821     27,968      11,297

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $  144,462  $   17,949  $     88,924  $      13,376  $   59,821  $  27,968  $   11,297

Units of participation                             3,151         875         1,566            585       2,342        473         491

Unit value                                    $    45.84  $    20.52  $      56.79  $       22.85  $    25.54  $   59.14  $    23.03

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                      Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                       December 31, 1998

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A       Total

Assets:
Investments, at fair value:
  Beneficial interests in Bankers Trust
    Company Pyramid:
     Large Capitalization Equity Index Fund   $        -  $        -  $  2,877,142
     Russell 2000 Equity Index Fund                    -           -        17,390
     Daily Japanese Equity Index Fund                  -           -         3,384
     Daily Non Japanese Equity Index Fund              -           -        12,698
     Government/Corporate Fixed Income
       Index Fund                                      -           -         2,644
     Daily International Equity Index Fund             -           -         3,211
   United Technologies Corporation Common
    Stock                                              -           -       422,428
   Shares of respective registered
     investment companies                         29,140       6,257       408,282

   Investments, at contract value or cost:
    Beneficial interests in investment
      contracts, at contract value                     -           -     4,941,655
    Temporary investments, at cost plus
      accrued interest                                 -           -         2,106
               Total Investments                  29,140       6,257     8,690,940

  Plan receivables                                     -           -         8,607
               Total Assets                       29,140       6,257     8,699,547

Liabilities:
  Accrued expenses                                     -           -         1,082
               Total Liabilities                       -           -         1,082

Net Assets Available for Benefits             $   29,140  $    6,257  $  8,698,465

Units of participation                             3,473         607

Unit value                                    $     8.39  $    10.30

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                             Statement of Net Assets Available for Benefits With Fund Information
                                                       December 31, 1997

                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $2,300,279  $          -  $           -  $    3,135  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -        19,401              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -          3,871           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -         11,614           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -       2,566          -           -
      Daily International Equity Index Fund            -           -             -              -       3,009          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -    278,575           -
   Shares of respective registered
     investment companies                              -           -             -              -           -          -       7,389

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value              4,831,402           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -      4,183           -
               Total Investments               4,831,402   2,300,279        19,401         15,485       8,710    282,758       7,389

  Plan receivables                                 8,175       1,731            23              2          50      1,087           5
               Total Assets                    4,839,577   2,302,010        19,424         15,487       8,760    283,845       7,394

Liabilities:
  Accrued expenses                                     -           -             -              -           -      1,800           -
               Total Liabilities                       -           -             -              -           -      1,800           -

Net Assets Available for Benefits             $4,839,577  $2,302,010  $     19,424  $      15,487  $    8,760  $ 282,045  $    7,394

Units of participation                            78,437     109,515         1,605          1,471       3,681     23,348         254

Unit value                                    $    61.70  $    21.02  $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                      Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                       December 31, 1997

                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund        Fund    Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
     Daily International Equity Index Fund             -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                        127,199      16,760        51,632         18,826     126,959     65,644      10,830

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -

               Total Investments                 127,199      16,760        51,632         18,826     126,959     65,644      10,830

  Plan receivables                                   261          65            65              -         117         68          12
               Total Assets                      127,460      16,825        51,697         18,826     127,076     65,712      10,842

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $  127,460  $   16,825  $     51,697  $      18,826  $  127,076  $  65,712  $   10,842

Units of participation                             3,345         860         1,109            749       5,005      1,338         426

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                      Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                       December 31, 1997

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A       Total
Assets:
Investments, at fair value:
  Beneficial interests in Bankers Trust
    Company Pyramid:
     Large Capitalization Equity Index Fund   $        -  $        -  $  2,303,414
     Russell 2000 Equity Index Fund                    -           -        19,401
     Daily Japanese Equity Index Fund                  -           -         3,871
     Daily Non Japanese Equity Index Fund              -           -        11,614
     Government/Corporate Fixed Income
       Index Fund                                      -           -         2,566
     Daily International Equity Index Fund             -           -         3,009
   United Technologies Corporation Common
    Stock                                              -           -       278,575
   Shares of respective registered
     investment companies                         32,842      12,530       470,611

   Investments, at contract value or cost:
    Beneficial interests in investment
      contracts, at contract value                     -           -     4,831,402
    Temporary investments, at cost plus
      accrued interest                                 -           -         4,183

               Total Investments                  32,842      12,530     7,928,646

  Plan receivables                                    12           -        11,673
               Total Assets                       32,854      12,530     7,940,319

Liabilities:
  Accrued liabilities                                  -           -         1,800
               Total Liabilities                       -           -         1,800

Net Assets Available for Benefits             $   32,854  $   12,530  $  7,938,519

Units of participation                             3,302         968

Unit value                                    $     9.95  $    12.94

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                       Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                 Period Ended December 31, 1998

                                                                         Small                                    UTC      INVESCO
                                                                        Company     International               Common      Total
                                                Income      Equity    Stock Index   Equity Index     Global      Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund

Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $        -  $  658,642  $      (308)  $      2,780   $    1,673  $ 145,871  $      630
  Interest                                       399,481           -            -              -            -          -           -
  Dividends                                            -           -            -              -            -          -         452
               Total Investment Income           399,481     658,642         (308)         2,780        1,673    145,871       1,082

Contributions:
  Participants'                                        -           -             -             -            -          -           -
  Employer's                                       7,634         368            52            52            -         59           -
               Total Contributions                 7,634         368            52            52            -         59           -

Deductions from net assets attributed to:

  Distributions to participants                  380,069      86,446           146           487        1,334     17,260           -
               Total Deductions                  380,069      86,446           146           487        1,334     17,260           -

Net increase / (decrease) prior to transfers      27,046     572,564          (402)        2,345          339    128,670       1,082

Inter-fund transfers                              78,897        (676)       (1,632)       (1,750)           -     17,479         612

Net increase / (decrease)                        105,943     571,888        (2,034)          595          339    146,149       1,694

Net Assets Available for Benefits
  December 31, 1997                            4,839,577   2,302,010        19,424        15,487        8,760    282,045       7,394

Net Assets Available for Benefits
  December 31, 1998                           $4,945,520  $2,873,898  $     17,390  $     16,082   $    9,099  $ 428,194  $    9,088

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                 Statement of Changes in Net Assets Available for Benefits With Fund Information (Continued)
                                                 Period Ended December 31, 1998

                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &    Fund for                 Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income      Growth      Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $   26,122  $     901   $     11,428  $        (742) $      658  $   8,886  $  (1,140)
  Interest                                             -          -              -              -           -          -          -
  Dividends                                        7,050      1,652          6,528          1,144           -        910      1,095
               Total Investment Income            33,172      2,553         17,956            402         658      9,796        (45)

Contributions:
  Participants'                                        -          -              -              -           -          -          -
  Employer's                                         328        189              -              -           -        190          -
               Total Contributions                   328        189              -              -           -        190          -

Deductions from net assets attributed to:

  Distributions to participants                   13,288      1,405          1,016          6,556       4,398      7,119          -
               Total Deductions                   13,288      1,405          1,016          6,556       4,398      7,119          -

Net increase / (decrease) prior to transfers      20,212      1,337         16,940         (6,154)     (3,740)     2,867        (45)

Inter-fund transfers                              (3,210)      (213)        20,287            704     (63,515)   (40,611)       500

Net increase / (decrease)                         17,002      1,124         37,227         (5,450)    (67,255)   (37,744)       455

Net Assets Available for Benefits
  December 31, 1997                              127,460     16,825         51,697         18,826     127,076     65,712     10,842

Net Assets Available for Benefits
  December 31, 1998                           $  144,462  $  17,949  $      88,924  $      13,376  $   59,821  $  27,968  $  11,297

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
                 Statement of Changes in Net Assets Available for Benefits With Fund Information (Continued)
                                                 Period Ended December 31, 1998

                                                            Templeton
                                               Templeton   Developing
                                                Foreign     Markets
                                                 Fund A      Trust A       Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $  (4,656)  $  (1,772)  $    848,973
  Interest                                            -           -        399,481
  Dividends                                       3,156         157         22,144
               Total Investment Income           (1,500)     (1,615)     1,270,598

Contributions:

  Participants'                                       -           -              -
  Employer's                                          -           -          8,872
               Total Contributions                    -           -          8,872

Deductions from net assets attributed to:

  Distributions to participants                        -          -        519,524
               Total Deductions                        -          -        519,524

Net increase / (decrease) prior to
  transfers                                       (1,500)    (1,615)       759,946

Inter-fund transfers                              (2,214)    (4,658)             -

Net increase / (decrease)                         (3,714)    (6,273)       759,946

Net Assets Available for Benefits
  December 31, 1997                               32,854     12,530      7,938,519

Net Assets Available for Benefits
  December 31, 1998                           $   29,140  $   6,257   $  8,698,465

The accompanying notes are an integral part of these financial statements.

                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation (UTC) Defined Contribution Retirement Plan (the Plan) is a defined contribution savings and money purchase plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees of UTC and certain of its subsidiaries may participate after completing one year of service. As described in Note 6, all active Plan participants became participants of the UTC Savings Plan for Hourly Management-Represented Employees in 1998. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. The employer made contributions for each participant for up to 3.5 percent of the participant's compensation through July of the Plan year. No participant contributions were made during 1998. See Note
6. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1998, no forfeitures were used to fund employer contributions.

Trustee and Recordkeeper.  All  of the Plan's assets  are held by Bankers  Trust
Company, the Plan Trustee.   Fidelity Institutional Retirement Services  Company
performs participant account recordkeeping responsibilities.

Investment Options. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.   See
  Note 3. In December of 1997, UTC approved a reverse unit split of the units of participation and the unit value of the Income Fund effective as of January 1, 1998. As a result, the units of participation and the unit value was decreased and increased, respectively, by a factor of ten. All units of participation and unit value amounts presented herein have been restated to reflect the reverse unit split.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe, Australia and the Far East), and the Lehman Brothers Government/Corporate Index.

 . The UTC Common  Stock Fund consists principally of  3,884 and 3,826 shares  of
  UTC Common Stock  at December 31, 1998 and 1997,  respectively.  On April  30,
  1999, the Board of Directors of UTC declared a 2 for 1 stock split in the form of a stock dividend payable May 17, 1999 to shareowners of record at the close of business on May 7, 1999. The share amounts reflected herein do not reflect the stock split.

 . The INVESCO Total Return Fund, a registered investment company, principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio, a registered investment company, principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income, a registered investment company, principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund, a registered investment company, principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The  Fidelity  Low-Priced   Stock  Fund,  a  registered  investment   company,
  principally  invests  in  equity  securities  of  companies  believed  to   be
  undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund, a registered investment company, principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The  Putnam   New  Opportunities  Fund,   a  registered  investment   company,
  principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc., a registered investment company, invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund A (formerly the Templeton Foreign Fund I), a registered investment company, principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton  Developing Markets Trust A  (formerly the Templeton  Developing
  Markets Trust I), a registered investment company, principally invests in equity securities of companies in developing countries.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. There were no distributions in UTC Common Stock for the period ended December 31, 1998.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting.   The financial statements of  the Plan are prepared  under
the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1998, the Plan's interest in the Master Trust comprised 223,357 units of the 522,172,913 total units of participation, or 0.04%. At December 31, 1997, the Plan's interest in the Master Trust comprised 235,413 units of the total 534,787,672 units of participation, or 0.04%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeping fees, were paid directly by the employer in 1998. The employer also paid certain investment management fees for the Bankers Trust managed funds. There were no other administrative and investment expenses paid out of Plan assets during 1998.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1998 and 1997 were 8.5% and 8.1%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

                                                    December 31,      December 31,
                                                        1998              1997
CIGNA                                             $ 1,590,214,600   $ 1,456,403,738
Aetna                                                 471,765,293       437,582,101
Travelers                                             398,145,628       367,508,974
Prudential                                            252,192,024       231,133,416
Metropolitan Life                                   1,019,271,695       780,096,192
                                                  $ 3,731,589,240   $ 3,272,724,421

Amount of the contracts allocable to the Plan     $     4,941,655         4,831,402


NOTE 4 - FUNDING POLICY

The Corporation  funds its  obligation to  the  Plan on  a  monthly basis.    At
December 31, 1998, the minimum funding requirements under ERISA have been met.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do  so, UTC has the right under  the
Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 - FROZEN PLAN

During 1998, all active Plan participants became participants of the UTC Savings Plan for Hourly Management-Represented Employees. Previously accumulated participant balances will remain in the Plan. No additional contributions will be made to the Plan. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          UNITED TECHNOLOGIES CORPORATION
                          DEFINED CONTRIBUTION RETIREMENT PLAN



Dated:  June 28, 1999     By:   /s/ Daniel P. O'Connell
                          Daniel P. O'Connell
                          Corporate Director, Employee Benefits and Human
                          Resources Systems
                          United Technologies Corporation